SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*


                             THE MARCUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   566330 10 6
               --------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
               --------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]         Rule 13d-1(b)

      [ ]         Rule 13d-1(c)

      [X]         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 4 Pages

----------------------------
   CUSIP No. 566330 10 6
----------------------------


================================================================================
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Ben Marcus (###-##-####)
================================================================================
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)                                              (a)   [ ]
                                                                       (b)   [ ]
       Not Applicable

================================================================================
  3    SEC USE ONLY
================================================================================
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

================================================================================
                     5   SOLE VOTING POWER
    NUMBER OF            794.29

      SHARES       =============================================================
                     6   SHARED VOTING POWER
   BENEFICIALLY          4,888,042

     OWNED BY      =============================================================
                     7   SOLE DISPOSITIVE POWER
       EACH              794.29

    REPORTING      =============================================================
                     8   SHARED DISPOSITIVE POWER
      PERSON             4,888,042

       WITH
================================================================================
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,888,836.29

================================================================================
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]
        N/A

================================================================================
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        16.33%

================================================================================
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN

================================================================================

                               Page 2 of 4 Pages

--------------------------
  CUSIP No. 566330 10 6
--------------------------

         This Amendment No. 20 to Schedule 13G with regard to The Marcus Corporation is being filed on behalf of the undersigned to amend Item 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

       Item 4.       Ownership (as of December 31, 1998):

                     (a) Amount Beneficially Owned: 4,888,836.29

                     (b)  Percent  of Class:  16.33%

                     (c) Number of shares as to which such person has:


                            (i)    sole  power to vote or to  direct  the  vote:
                                   794.29 Shares

                            (ii)   shared  power to vote or to direct  the vote:
                                   4,888,042 Shares

                            (iii) sole power to dispose or to direct the disposition of: 794.29 Shares

                            (iv) shared power to dispose or to direct the disposition of: 4,888,042 Shares

         The 794.29 shares which Mr. Marcus has sole voting and dispositive power result from his participation in The Marcus Corporation's profit sharing plan. 4,888,042 of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock. Since each share of Class B Common stock is entitled to 10 votes as opposed to 1 vote for each share of Common Stock, it is extremely unlikely that Mr. Marcus would alone convert a significant portion of his Class B Common Stock into Common Stock.

       Mr. Marcus' beneficial ownership consists of:

       (i)    794.29  shares  of  Common  Stock   resulting   from  Mr.  Marcus'
              participation in The Marcus Corporation's profit sharing plan;

       (ii) 3,342,205 shares of Class B Common Stock held by the Ben Marcus and Celia Marcus Revocable Trust;

       (iii) 1,240,749 shares of Class B Common Stock held by the Celia Marcus and Ben Marcus Revocable Trust; and

       (iv) 305,088 shares of Common Stock held by the Ben Marcus and Celia Marcus Revocable Trust.



                               Page 3 of 4 Pages

---------------------------
   CUSIP No. 566330 10 6
---------------------------



                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 1999
Date


/s/ Stephen H. Marcus
By Stephen H. Marcus as attorney-in-fact
pursuant to a power of attorney previously
filed with the Commission and
incorporated by reference.